# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smart Logistics Global Ltd, CIK 0001987189
CUSIP: G82195101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: UNIT 702, LEVEL 7, CORE B, CYBERPORT 3, 100 CYBERPORT ROAD, POKFULAM, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002046799

## Reporting persons
- ASL Ventures Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 40,000,000; sole dispositive power 0; shared dispositive power 40,000,000; aggregate amount beneficially owned 40,000,000 (97.6% of the class)
  Comment: The 40,000,000 ordinary shares of the Issuer are held directly by ASL Ventures Limited. Hue Kwok Chiu is a director of ASL Ventures Limited and holds 100% of the voting and dispositive power over all shares held by ASL Ventures Limited. The percentage of voting power is calculated based upon 41,000,000 ordinary shares outstanding, including (1) 40,000,000 ordinary shares as set forth in the Issuer's prospectus filed with the SEC on October 15, 2025; and (2) 1,000,000 ordinary shares issued on October 16, 2025 as set forth in the Issuer's 6-K filed with the SEC on October 16, 2025.
- Chiu Hue Kwok: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 40,000,000; sole dispositive power 0; shared dispositive power 40,000,000; aggregate amount beneficially owned 40,000,000 (97.6% of the class)
  Comment: The 40,000,000 ordinary shares of the Issuer are held directly by ASL Ventures Limited. Hue Kwok Chiu is a director of ASL Ventures Limited and holds 100% of the voting and dispositive power over all shares held by ASL Ventures Limited. The percentage of voting power is calculated based upon 41,000,000 ordinary shares outstanding, including (1) 40,000,000 ordinary shares as set forth in the Issuer's prospectus filed with the SEC on October 15, 2025; and (2) 1,000,000 ordinary shares issued on October 16, 2025 as set forth in the Issuer's 6-K filed with the SEC on October 16, 2025.

## Item 1. Issuer
Name of issuer: Smart Logistics Global Ltd
Address of issuer's principal executive offices: UNIT 702, LEVEL 7, CORE B, CYBERPORT 3, 100 CYBERPORT ROAD, POKFULAM, HONG KONG, 999077.

## Item 2. Person Filing
Name of person filing: (1) ASL Ventures Limited; (2) Hue Kwok Chiu
Address of principal business office or, if none, residence:
Address for (1) ASL Ventures Limited; (2) Hue Kwok Chiu:
Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
ASL Ventures Limited - British Virgin Islands
Hue Kwok Chiu - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ASL Ventures Limited 40,000,000
Hue Kwok Chiu 40,000,000
Percent of class:
ASL Ventures Limited 97.6%
Hue Kwok Chiu 97.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
ASL Ventures Limited 40,000,000
Hue Kwok Chiu 40,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
ASL Ventures Limited 40,000,000
Hue Kwok Chiu 40,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ASL Ventures Ltd: /s/ Hue Kwok Chiu, Director (11/07/2025)
- Chiu Hue Kwok: /s/ Hue Kwok Chiu, Hue Kwok Chiu (11/07/2025)